MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 1 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                          AT MARCH 31 OF 2004 AND 2003

                     ICA REPORTS FIRST QUARTER 2004 RESULTS


     Mexico City, April 30, 2004 Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the first quarter of 2004. ICA noted the following highlights:

     o First quarter revenues rose 27 percent to Ps. 2,516 million, compared to Ps. 1,974 million recorded in the first quarter of 2003.

     o Operating income for the first quarter of 2004 was Ps. 63 million, compared to Ps. 49 million in the same period of 2003.

     o EBITDA  generated  during the quarter was Ps. 311 million,  equivalent to
12.4 percent of sales. During the prior year period, the comparable figures were Ps. 138 million and 7 percent, respectively.

     o The integral cost of financing was Ps. 40 million, a 67 percent reduction from the same period of 2003.

     o SG&A expenses rose 7 percent to Ps. 210 million from the prior year period, primarily as a result of an increase in the expenses associated with preparing bid documents for new projects, which were Ps. 60.6 million in the first quarter of 2004, a 50 percent increase from the Ps. 40.4 million recorded during the first quarter of 2003. During the first quarter of 2004, SG&A expenses were equivalent to 8 percent of sales, compared to 10 percent in the same period of 2003.

     o During the quarter, ICA was awarded new projects and contract additions of Ps. 4,058 million. ICAs construction consolidated backlog as of March 31, 2004 was Ps. 14,743 million, equivalent to 20 months of work based on the volume of work executed in the first quarter of 2004. o On March 5, 2004, Constructora Internacional de Infraestructura, S.A. de C.V. (CIISA), of which ICA owns 61 percent, completed the long term financing for the El Cajon hydroelectric project. The long term financing is comprised of a US$ 230 million five year bond due May 27, 2008 with an interest rate of 6.5 percent, and a US$ 452.4 million syndicated loan due August 31, 2007 with an interest rate of Libor + 3 percent.

     o Total debt at March 31, 2004 was Ps. 6,394 million, an increase of Ps. 1,335 million compared to Ps. 5,060 million at March 31, 2003. The increase in total debt primarily reflects the incurrence of debt in connection with the El Cajon hydroelectric project, which represents 55.9 percent of ICAs total debt at March 31, 2004. Excluding the El Cajon hydroelectric project, ICA had a decrease of Ps. 2,242 million in total debt compared with the first quarter of 2003.

     o On March 15, 2004, ICA paid, at maturity, the US$ 92 million of its convertible subordinated debentures that remained outstanding.

     o ICA concluded a capital increase on January 9, 2004, obtaining total proceeds of Ps. 2,488 million through the issuance of 1,227 million new common shares.

     ICA recorded a net loss of majority interest of Ps. 84 million in the first quarter of 2004, compared to a loss of Ps. 273 million in the first quarter of 2003.

CONSOLIDATED RESULTS

First Quarter 2004

   (Ps. Million)                           1Q2003            1Q2004   Change (%)
--------------------------------------------------------------------------------
Revenues . .............................    1,974             2,516          27
Operating income .......................       49                63          28
  Operating margin .....................        2.5%              2.5%
EBITDA .................................      138               311          125
  EBITDA margin ........................        7.0%             12.4%
Net (loss) of majority interest ........     (273)              (84)        n.m.
Earnings per share (Ps.) ...............       (0.44)            (0.05)
Weighted average shares ................      621.56          1,849.00       197
outstanding (million)

  n.m. = not meaningful
  EBITDA = Operating income plus depreciation and amortization. EBITDA is not an indicator of free cash flow generation.


     ICA recorded first quarter revenues of Ps. 2,516 million, a 27 percent increase from first quarter 2003 levels, mainly due to work on the El Cajon Hydroelectric project, which is advancing in accordance with the scheduled program. The El Cajon hydroelectric project was 18.3 percent complete as of March 31, 2004. During the first quarter, revenues from Mexico represented 81 percent of total revenues, while revenues in foreign currency accounted for 74 percent of the total.

     First quarter operating costs were Ps. 2,242 million, compared to Ps. 1,727 million in the same period of 2003. The increase in operating costs reflected an increase in construction activity. The increase in operating costs also reflected a significant increase in prices for materials and construction supplies, which we believe could continue to affect the Company's results in the future.

     General and administrative expenses in the first quarter of 2004 totaled Ps. 210 million, or 7 percent above the Ps. 197 million registered during the first quarter of 2003. The increase in general and administrative expenses reflected higher expenses associated with the preparation of bid proposals, which were Ps. 60.6 million in the first quarter of 2004, compared with the Ps.
40.4 million recorded in the first quarter of 2003. During the first quarter of 2004, general and administrative expenses were equivalent to 8 percent of sales, compared to 10 percent in the same period of 2003.

     Operating income during the first quarter of 2004 was Ps. 63 million, compared to Ps. 49 million during the same quarter of 2003.

     EBITDA generated in the first quarter of 2004 was Ps. 311 million, or 12.4 percent of revenues. EBITDA should not be considered as an indicator of free cash flows.

     The integral cost of financing in the first quarter of 2004 was Ps. 40 million, compared to Ps. 122 million recorded in the first quarter of 2003, and consisted of the following:



   (Ps. Million)                            4Q2003           1Q2004
-------------------------------------------------------------------
Interest Expense .............................153                94
Interest (Income) ............................(44)              (41)
Exchange (Gain) Loss ......................... 35               (14)
Monetary (Gain) Loss .........................(22)                1
-------------------------------------------------------------------
Integral Financing Cost ..................... 122                40

     The decrease in the integral financing cost in the first quarter of 2004 compared to the same period of 2003 is the result of the repayment of short term, high interest rate debt; lower interest rates on the long term financing for the El Cajon hydroelectric project and, the use of a portion of the proceeds of the capital increase to repay short term debt, or to refinance it on better terms. Interest expense for the quarter was Ps. 94 million, compared to the Ps. 153 million recorded in the first quarter of 2003. There was an exchange gain of Ps. 14 million, compared to the Ps. 35 million loss recorded in the first quarter of 2003. The weighted average interest rate on debt was 6.4 percent during the quarter, compared to 11.7 percent during the 2003 period.

     During the first quarter, there was Other Expense of Ps. 27 million, primarily reflecting a loss on sale of assets, as well as employee severance payments of Ps. 21 million, which are in addition to the Ps. 145 million paid during the last quarter of 2003.

     The tax provision in the first quarter of 2004 was Ps. 91 million, of which Ps. 86 million were deferred taxes.

     ICA recognized a loss of Ps. 1 million from its investments in unconsolidated affiliates in the quarter, primarily reflecting a loss on the Caruachi Hydroelectric Project in Venezuela of Ps. 1.5 million. This account also includes the results of ICA's investments in the airport operating company SETA and the environmental services company CIMA, among others.

     ICA recorded a net loss of majority interest of Ps. 84 million in the first quarter of 2004, equivalent to a loss of Ps. 0.05 per share (US$ 0.02 per ADS) based on 1,849 million weighted average shares outstanding, compared to a net loss of majority interest of Ps. 273 million recorded in the first quarter of 2003, equivalent to a loss of Ps. 0.44 per share (US$ 0.24 per ADS), based on a weighted average of 621.56 million shares outstanding.


SEGMENT RESULTS

     Segment results are shown in the following table:


   (Ps. million)                           1Q2003           1Q2004    Change (%)
--------------------------------------------------------------------------------
Civil Construction
    Revenues ..............................332              830            149.7
    Operating Margin ......................  2.3%             8.3%
Industrial Construction
    Revenues ............................. 889              934             5.1
    Operating Margin .....................   1.2%            (2.7%)
CPC-Rodio
    Revenues ..............................437              410            (6.2)
    Operating Margin ......................  4.1%             1.0%
Other Segments
    Revenues ..............................315              342             8.4
    Operating Margin ......................  4.1%             4.3%


     Civil Construction revenues rose, principally as a result of work on the El Cajon hydroelectric project and the Tejocotal-Nuevo Necaxa portion of the Mexico-Tuxpan highway project. Operating results of this segment include the recovery of excess costs that were recognized and paid by the client upon the delivery and client acceptance of the Chiapas Bridge.

     Industrial Construction revenues increased as a result of work completed on the La Laguna power plant for Iberdrola, the Reynosa Cryogenic plant, and the May A and May B marine platforms for Pemex. The operating loss was principally the result of increased costs associated with the preparation of bid proposals for new industrial construction projects for Ps. 46 million, as well as the result of decreased margins due to stronger competition in the marketplace.

     CPC-Rodio generated revenues of Ps. 410 million and an operating margin of 1 percent, reflecting the performance of projects, primarily in Spain, where new work has lower margins than in the past.

                                         Revenues       Operating      Operating
     (Ps. Million)                                       Result       Margin (%)
--------------------------------------------------------------------------------
Total Other Segments ..................... 342               15              4.3
    Real Estate and Housing .............. 214               (6)           (2.6)
    Infrastructure Operations ............ 100               16             16.4
    Others ...............................  27                4             14.2
--------------------------------------------------------------------------------


     Other Segments accounted for 13.6 percent of total revenues during the quarter.

     Real Estate and Housing results primarily reflect the operations of the housing unit, ViveICA, which accounted for 83 percent of the segment s revenues. ViveICA had total sales of 613 units during the quarter, a 40 percent increase compared to the first quarter of 2003. The operating results reflect the negative impact of the real estate unit, which is selling assets as part of ICAs divestment program. The real estate unit registered losses for Ps. 14 million due to the sale of assets at less than book value.

     As a part of its market penetration strategy, ViveICA has made agreements with landowners as well as with other developers. Currently, the joint venture with GEO DF is in the phase of legal permits approval and is expected to begin work in the second quarter of 2004.

     Infrastructure Operations sales decreased to Ps. 100 million in the first quarter of 2004 from Ps. 133 million during the first quarter of 2003 primarily as a result of asset divestments. The segments operating results of Ps. 16 million reflect a 16 percent margin, compared to a 12 percent margin during the first quarter of 2003.

     Alsur (included in Others) registered an increase in activity. Warehouses operated by Alsur are operating at almost 100 percent capacity, with temporary products like coffee and sugar. We expect that Alsur will be sold as part of ICAs divestment program.



CONSTRUCTION BACKLOG
                                                                          Months
                                                                    Construction
                                            Ps. Million              Equivalent*
--------------------------------------------------------------------------------
Balance, December 2003 ......................... 12,860                       19
    New contracts and contract additions .......  4,058                        2
    Work executed ..............................  2,174                        1
--------------------------------------------------------------------------------
Balance, March 2004 ............................ 14,743                       20
--------------------------------------------------------------------------------
Non Consolidated Backlog ** ....................     48                        0
--------------------------------------------------------------------------------
Global Backlog ................................. 14,792                       20
--------------------------------------------------------------------------------



     * Months of work based on the volume of work executed in the first quarter of 2004. ** Non Consolidated Backlog represents ICA's proportion of the work of unconsolidated affiliates.

     ICAs backlog increased by Ps. 4,058 million compared to the end-year 2003 level. The most important projects added during the first quarter of 2004 were a new portion of the Tejocotal-Nuevo Necaxa highway, storage tanks for the Shell liquefied natural gas regasification terminal, an additional contract with the Shell regasification plant, a power plant project, the 80 km Tecamac branch of the Macrocircuito water drainage project in the state of Mexico, and new projects in Spain. At the end of the first quarter, projects in Mexico represented 97 percent of the total backlog, and public sector clients were 58 percent of the total.

     El Cajon Hydroelectric Project

     In March 2003, the Mexican Federal Electricity Commission (Comision Federal de Electricidad -- CFE) awarded a US$ 748 million contract for the engineering, procurement and construction of the El Cajon hydroelectric project to the CIISA consortium, in which two of ICAs subsidiaries hold a combined 61 percent interest. The terms of the contract require that the contractor secure financing for its project costs. CFE will pay for the project upon completion, and the financing obtained by the consortium will only cover the projects cash costs. Consequently, although ICA expects the project to absorb certain fixed costs, and although ICA will account for revenue from the project on the percentage of completion method, the project is unlikely to generate any significant cash flow to ICA until completion, which is currently expected to occur in 2007.


     The following table summarizes the main financial indicators of the El Cajon Hydroelectric project included in ICAs financial statements:


(Millions of constant pesos)                     I - 04
--------------------------------------------------------
Revenues ......................................... 653
Operating Results ................................  37
Operating Margen .................................   6%


Balance Sheet
---------------------------------------------------------
Total Assets ..................................  4,217
   Cash and cash equivalents ..................    862
   Trade and contract Receivab ................     30
   Other receivables ..........................    111
   Inventory ..................................     47
   Other current assets .......................     21
 Total current assets .........................  1,070
 Long Term Assets .............................  2,626
Total Liabilities .............................  4,126
 Long Term Liabilities ........................    456
 Other Liabilities ............................  3,577
Equity ........................................     92
 ..............................................     92


     The El Cajon hydroelectric project was 18.3 percent complete as of March 31, 2004, and generated Ps. 653 million in first quarter revenues and Ps. 37 million in operating income, with a 6 percent operating margin. An increase in steel prices has negatively affected the project. ICA is in the process of documenting the effects of such price increases, and intends to present such documentation for its client's consideration within the legal framework established for contracts of this type.

     CIISA secured US$ 682 million in long term financing for the project, comprised of US$ 230 million bond placement and a US$ 453 million syndicated loan. As of March 31, US$ 141 million of the financing has been used by ICA.

     Total liabilities attributable to El Cajon were Ps. 4,126 million, of which 11 percent was short term and 89 percent long term. The syndicated loan is shown on ICAs balance sheet as it is disbursed. The total amount of the bond is shown on ICAs balance sheet as a long term liability. Additionally, resources received from the bond issuance are shown as a short or long term asset as it is utilized, in the account of Long Term Assets.

BALANCE SHEET

(Ps. million; end of period)             1Q2003          1Q2004       Change (%)
--------------------------------------------------------------------------------
Current assets .......................... 6,522           6,973              6.9
  Of which: Cash and cash equivalents ... 2,483           2,159           (13.0)
            Accounts receivable ......... 1,890           2,329             23.2
Long term investments ................... 4,923           6,975             41.7
Property, plant and equipment ........... 1,334           1,292            (3.1)
Other long term assets .................. 1,411           1,624             15.1
Total assets ............................14,191          16,863             18.8
Current liabilities ..................... 7,115           5,271           (25.9)
Long term liabilities ................... 3,162           5,939             88.7
Shareholders equity ..................... 3,914           5,654             44.5
Total liabilities and equity ............14,191          16,863             18.8


     As of March 31, 2004, ICA had cash and equivalents of Ps. 2,159 million, a decrease of 13 percent compared March 31, 2003, primarily as a result of payments to suppliers and creditors and employee severance payments during the last quarter of 2003 and the first quarter of 2004. Of the total cash amount, 38 percent was in ICA's joint venture subsidiaries, ICA Fluor and Rodio; payment of dividends by these subsidiaries requires the approval of ICA's joint-venture partners. Another 40 percent was held by the companies constructing the El Cajon hydroelectric project. The remaining Ps. 476 million in cash was largely held at the parent company or in other operating subsidiaries.

     Short-term accounts receivable increased to Ps. 2,329 million as of March 31, 2004 from Ps. 1,890 million a year earlier, primarily as a result of the contracting mechanisms used by ICA, where collections are tied to meeting project completion milestones. This affects ICA's liquidity situation, as the company must finance the required working capital. The amounts include: Ps. 30 million for the El Cajon Hydroelectric project for access roads to the project; Ps. 336 million for the Chicontepec project; and Ps. 283 million for the Pemex platforms.

     Long term investments account in ICA's Balance Sheet include the certifications for completed work on the El Cajon hydroelectric project, as well as long term investments, totaling Ps. 2,626 million.

     Total liabilities increased as a result of the increase in long term debt related to the El Cajon hydroelectric project, which offset the repayment of short term debt. Liabilities associated with the El Cajon hydroelectric project represent 55.9 percent of ICA's total liabilities at March 31, 2004.

     Shareholders' equity of Ps. 5,654 million increased as a result of the capital increase that was completed on January 9, 2004.


Divestments

     During the first quarter of 2004, ICA carried out divestments of Ps. 62 million, including the sale of SIMEX, as well as land in Cuernavaca, Queretaro and Cancun. SIMEX developed automation systems for intelligent buildings and toll collection systems. ICA consolidated SIMEX's results in Infrastructure Operations.


Debt

     Total debt at the end of the first quarter was Ps. 6,394 million, an increase of Ps. 1,335 million compared to the same period of 2003. The increase is primarily the result of the debt incurred in connection with the El Cajon hydroelectric project, which more than offset the repayment of the convertible bond on March 15, 2004, and the refinancing or repayment of short and long term debt. Excluding the El Cajon Hydroelectric project, ICA had Ps. 2,817 million in debt at the end of the first quarter, a decrease of Ps. 2,242 million compared to the first quarter of 2003.

     At March 31, 2004, ICA had used US$ 103.8 million of the syndicated loan incurred in connection with the El Cajon hydroelectric project and had registered, as long term debt, US$ 230 million from the bond. Total debt recorded for the El Cajon hydroelectric project amounts to Ps. 3,577 million. US$ 141 million of the financing has been used by ICA.

(Ps. million)                                        1Q2003           1Q2004
--------------------------------------------------------------------------------
Short Term Debt ....................................  2,196             936
Long Term Debt .....................................  2,863           5,458
--------------- ----------------------------------------------------------------
Total Debt .........................................  5,060           6,394
  Of which: El Cajon Project Debt ..................      0           3,577
Total Debt without El Cajon Project Debt ...........  5,060           2,817
Cash ...............................................  2,483           2,159
Cash without El Cajon Project Debt                                    1,297
Net Debt ...........................................  2,577           4,235
Net Debt without El Cajon Project Debt .............  2,577           1,520


     78 percent of ICAs total debt corresponds to the financing of projects, 6 percent correspond to operating companies without guarantee of the holding company and 17 percent relate to corporate financing.

     During the first quarter of 2004, ICA reached an agreement with Banamex to refinance US$ 35 million of short term debt over 7 years with the guarantee of a concession project,s cash flows. This agreement has not been finalized, and it is expected to be completed during the second quarter of 2004. In addition, a payment of US$ 15 million short term debt was agreed and contributed to the decrease of short term debt.

     As of March 31, 2004, 14.6 percent of ICA's total debt matured in less than one year; 43 percent is securities debt; and 76 percent is denominated in foreign currency, principally dollars.


Liquidity and Financial Ratios

     The current ratio as of the end of the first quarter of 2004 was 1.32, compared to 0.92 in the same period of 2003. The improvement is the result of the closing of the financing for the El Cajon hydroelectric project, the payment of the convertible bond, and the refinancing of short term debt. Part of ICA's cash and cash equivalents has been allocated to obtain the letters of credit needed to guarantee ICA's obligations, which has increasingly been required by clients.

     The interest coverage ratio (EBITDA/interest expense) was 3.32, compared to
0.91 in the prior year period. The leverage ratio (total debt/equity) decreased to 1.13 in the first quarter, compared to 1.29 in the same period of 2003.


     SUBSEQUENT EVENTS

     New Contract Awards

     o On April 2, 2004, ICA was awarded a Ps. 350 million contract to construct the Iztapalapa Hospital in Mexico City. The lump sum contract includes construction and procurement, and is scheduled to be constructed over 11 months.

     o On April 2004, ICA was also awarded a Ps. 53 million, lump sum contract for the construction and warehousing of 2,167 concrete panels needed for the construction of the San Antonio road system in Mexico City.

     Board of Directors and Audit Committee

     On April 16, 2004, ICAs Annual Shareholders Meeting approved the new Board of Directors, which is comprised of the following members:



 Bernardo Quintana Isaac ............................Chairman
 Jorge Borja Navarrete
 Jose Luis Guerrero Alvarez
 Lorenzo Zambrano Trevino *
 Sergio Fernando Montano Leon
 Emilio Carrillo Gamboa *
 Alberto Escofet Artigas *
 Luis Fernando Zarate Rocha
 Carlos Abedrop Davila *
 Jorge Aguirre Quintana
 Juan Claudio Salles Manuel *
 Esteban Malpica Fomperosa *
Angeles Espinosa Yglesias *
 Elmer Fernando Franco Macias *
 Alberto Mulas Alonso*


* Independent members



     An Audit Committee was also approved by the Shareholders' Meeting, and will be comprised of the following members:



Juan Claudio Salles Manuel * ...............Chairman
Emilio Carrillo Gamboa *
Esteban Malpica Fomperosa *
Alberto Mulas Alonso *

     Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of March 31, 2004 purchasing power. The exchange rate used for the conversion of amounts at March 31, 2004 was Ps. 11.11 per US dollar. The sum of line items may not match totals because of rounding.

     This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.



     Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICAs principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx